P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-1538
Judy_L_Gaines@vanguard.com

May 29, 2013

Amy Miller, Esq.
	U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard World Fund (the “Trust”)
File No. 2-17620
Post Effective Amendment Number 128

Dear Ms. Miller,

This letter responds to your comments provided on May 24, 2013 on the above referenced post-effective amendment, which was filed to disclose changes to the target benchmarks for Vanguard Mega Cap Growth Index Fund and Vanguard Mega Cap Value Index Fund (the “Funds”), each a series of the Trust.

Comment 1:	Prospectus – Mega Cap Index Funds
Comment:	Please explain the Fund names (“Mega Cap”) in light of the fact that the Funds have investment objectives of tracking benchmark indexes that measure the investment return of large-capitalization stocks. Consider editing the disclosure so the Funds’ names and their objectives are consistent.

Response:	We consider Mega Cap, Mega Cap Growth, and Mega Cap Value stocks to be those stocks identified by CRSP as the stocks in the top 70% of the U.S. Equity market based on capitalization whereas large capitalization stocks make up the top 85% of the market. These “largest-cap” stocks comprise the respective benchmark indexes of each Fund. As currently disclosed in the Funds’
prospectus, each Fund seeks to track its target index, and attempts to replicate that index by investing “all, or substantially all,” of its assets in the stocks that make up the index. For this reason, we believe the phrase “Mega Cap” is appropriately used in each Fund’s name. Also, because all mega-cap stocks are by definition large-cap stocks, and because the vast majority of the total capitalization of large-
cap stocks are mega-cap stocks, we believe the investment objective for each of the Funds is appropriate.

Comment 2:	Prospectus – Primary Investment Strategies
Comment:	Consider including a market-capitalization range of the Funds’ target benchmarks.

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Amy Miller, Esq.
May 29, 2013

Response:	Form N-1A does not specifically require that a market capitalization range be part of a fund’s primary investment strategy, and the Funds already disclose that they will invest at least 80% of their assets in the stocks that make up their target indices. Additionally, each Fund discloses its asset-weighted median market capitalization as of a recent date. After consideration of this comment, we do not plan to revise the disclosure.

Comment 3:	Fund inception date – Mega Cap Index Fund
Comment:	The performance table discloses an inception date of February 22, 2008, but the Portfolio
Manager disclosure indicates that Ryan Ludt has been managing the Fund since it commenced operation in 2007.

Response:	The Fund’s Institutional Shares commenced operation on February 22, 2008, but the ETF
Share Class commenced operation on December 17, 2007. Accordingly, both dates are accurate as disclosed.

Comment 4:	Portfolio Manager Disclosure
Comment:	Provide more detail regarding Michael Eyre’s business experience during the past five years.

Response:	We have considered the comment and do not plan to make any changes to the description of the named portfolio managers. We believe the level of detail provided meets the standard of Form N-1A, Item 10(a)(2).

Tandy Requirements

As required by the SEC, the Funds acknowledge that:

  Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

  Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above response. Thank you.

Sincerely,

Judith L. Gaines
Associate Counsel

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